

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

Haiping Ma
President
China ThermaTech, Inc.
Quastisky Building, PO Box 4389
Road Town, Tortola
British Virgin Islands

> **Re:** **China ThermaTech, Inc.**
> **Form 10-12G**
> **Filed July 19, 2013**
> **File No. 000-55007**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In your next amendment please number your pages.

2. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Forward Looking Statements

3. We note your disclaimer of "any obligation to update or revise any forward-looking statements" contained in your registration statement. In light of your continuing disclosure obligations upon the effectiveness of this registration statement, please clarify this disclaimer.

Item 1. Business

4. Your disclosure indicates you may acquire or merge with a business in any type of business. Further, we note your sole officer is not compensated and will not devote all of his time to the execution of your business plan. In that regard, please revise your disclosure to indicate if he holds positions in other businesses which present a conflict of interest when evaluating possible merger partners or other businesses you may consider for acquisition in the future. If so, please explain the nature of the potential conflict and whether you believe it will have a negative impact on any decisions made by management and the board of directors.

5. Please revise your business disclosure to disclose that you have a wholly owned subsidiary, Advanced Environment Products Limited, and the purpose of having a wholly subsidiary incorporated in Hong Kong.

6. We note that according to your Articles of Association that you are a private company and there are limits on your activities, for example the number of shareholders you may have and that you may not engage in a public offering. Given the restrictions on a private company please disclose the impact of these restrictions, if any, on your ability to acquire or merge with a business.

Item 15. Financial Statements and Exhibits

7. Your page references to the annual financial statements do not appear correct. Please review and revise as necessary.

Report of Independent Registered Public Accounting Firm, page F-12

8. It does not appear that your registered independent accountant has audited amounts from inception to the latest balance sheet date as the auditor's report does not reference such period. Please note that all annual periods including inception-to-date periods ending on the latest fiscal year-end should be covered by an auditor's opinion. Please ensure the inception-to-date period has been audited and is referenced as such in the auditor's report.

Consolidated Statements of Operations and Comprehensive Income, page F-14

9. Please tell us your consideration of disclosing on the face of the financial statements, or in the notes to the financial statements, the gross changes, along with the related tax expense or benefit, of unrealized foreign currency translation adjustment and any other classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director